RAM ENERGY HOLDINGS LLC

AND SUBSIDIARIES

Consolidated Financial Statements

As of and for the Year Ended

September 30, 2022

RAM ENERGY HOLDINGS LLC

AND SUBSIDIARIES

Consolidated Financial Statements

As of and for the Year Ended

September 30, 2022

RAM Energy Holdings LLC and Subsidiaries

Independent Auditor’s Report

To the Board of Directors

RAM Energy Holdings LLC

Tulsa, Oklahoma

Opinion

We have audited the consolidated financial statements of RAM Energy Holdings LLC and its subsidiaries (the “Company”), which comprise the consolidated balance sheet as of September 30, 2022, and the related consolidated statements of operations, member’s equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (“GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•
Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ BDO USA, LLP

Houston, Texas

December 22, 2022

Consolidated Financial Statements

RAM Energy Holdings LLC and Subsidiaries

Consolidated Balance Sheet

September 30,	2022

Assets
Current Assets
Cash and cash equivalents	$15,397,008
Accounts receivable, net	5,196,966
Derivative assets	31,569
Prepaid expenses	425,774

Total Current Assets	21,051,317
Property and Equipment, at Cost
Proved oil and natural gas properties and equipment, full cost method	152,166,906
Unproved oil and natural gas properties	8,136,290
Gas gathering and processing equipment	20,593,654
Other property and equipment	938,662
181,835,512
Less: accumulated depreciation, depletion, amortization and impairment	(111,256,715)

Net Property and Equipment	70,578,797
Other Assets
Derivative assets	24,454
Restricted cash	792,312
Other	15,334

Total Other Assets	832,100
Total Assets	92,462,214
Liabilities and Member’s Equity
Current Liabilities
Accounts payable	$6,318,287
Revenue payable	4,131,781
Current portion of long-term debt	6,312,023
Accrued liabilities	1,232,201
Derivative liabilities	4,521,713
Current portion of asset retirement obligations	2,205,424
Total Current Liabilities	24,721,429
Long-Term Liabilities
Derivative liabilities	2,093,619
Asset retirement obligations, net of current portion	3,676,833
Long-term debt, net	35,150,385
Total Long-Term Liabilities	40,920,837
Commitments and Contingencies (Note 8)
Member’s Equity	26,819,948
Total Liabilities and Member’s Equity	$92,462,214

The accompanying notes are an integral part of these consolidated financial statements.

RAM Energy Holdings LLC and Subsidiaries

Consolidated Statement of Operations

Year Ended September 30,	2022

Revenues
Crude oil sales	$25,398,196
Natural gas sales	11,855,365
Natural gas liquids sales	12,388,986
Water supply services	552,582
Gathering fees	1,856,362

Total Revenues	52,051,491

Operating Expenses
Oil and natural gas operating expenses	18,817,873
Oil and natural gas production taxes	2,061,008
Water usage	111,354
Depreciation, depletion and amortization	11,126,937
Accretion of asset retirement obligations	457,838
General and administrative, overhead and other expenses, net of operator's overhead fees	6,281,660

Total Operating Expenses	38,856,670

Income from Operations	13,194,821

Other Income (Expense)
Interest expense	(1,864,260)
Interest income	58,295
Loss on derivative instruments	(7,146,992)
Other income, net	220,546

Total Other Income (Expense)	(8,732,411)

Net Income	$4,462,410

The accompanying notes are an integral part of these consolidated financial statements.

RAM Energy Holdings LLC and Subsidiaries

Consolidated Statement of Member's Equity

		Member’s
	Units	Equity

Balance, October 1, 2021	180,805	$22,357,538

Net income	-	4,462,410

Balance, September 30, 2022	180,805	$26,819,948

RAM Energy Holdings LLC and Subsidiaries

Consolidated Statement of Cash Flows

Year Ended September 30,	2022
Cash Flows from Operating Activities
Net income	$4,462,410
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation, depletion and amortization	11,126,937
Amortization of deferred loan costs	208,815
Accretion of asset retirement obligations	457,838
Loss on derivative instruments	7,146,992
Derivative cash settlements paid	(7,347,972)
Settlements of asset retirement obligations	(1,213,955)
Changes in operating assets and liabilities:
Accounts receivable	(624,374)
Prepaid expenses and other assets	(240,244)
Accounts payable and revenue payable	2,533,709
Accrued liabilities	226,843
Net Cash Provided by Operating Activities	16,736,999
Cash Flows from Investing Activities
Payments for oil and natural gas properties and equipment	(28,149,526)
Acquisition of oil and gas property	(700,000)
Payments for other property and equipment	(287,524)
Net Cash Used in Investing Activities	(29,137,050)
Net Decrease in Cash, Cash Equivalents and Restricted Cash	(12,400,051)
Cash, Cash Equivalents and Restricted Cash - Beginning of Year	28,589,371
Cash, Cash Equivalents and Restricted Cash - End of Year	$16,189,320
Supplemental Cash Flow Information
Cash paid for interest	$1,570,209
Non-Cash Investing and Financing Activities
Oil and natural gas properties accrued	$(170,358)
Asset retirement obligations	$1,410,533

The accompanying notes are an integral part of these consolidated financial statements.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

1.
Nature of Operations and Organization

RAM Energy Holdings LLC (“Holdings” or the “Company”) is a Delaware limited liability company, formed in July 2014 and originally was wholly-owned by PennantPark Investment Corporation (“PennantPark”). In May 2021, PennantPark contributed its ownership in Holdings to PNNT Investment Holdings, LLC (“PNNT Investment”), its wholly-owned subsidiary. As a result, Holdings is wholly-owned by PNNT Investment on September 30, 2021.

Holdings was formed as a holding company for interest ownership in RAM Energy LLC (“RAM”). RAM Fayette LLC (“Fayette”) was formed in September 2017 and Fayette Service Company LLC (“Service”) was formed in June 2018, both as wholly-owned subsidiaries of RAM. On October 1, 2019, RAM contributed its ownership in Service to Holdings and Service became wholly-owned by Holdings. Holdings, RAM, Fayette and Service are herein referred to as the “Company.”

RAM was formed in April 2012 as a privately held, independent oil and natural gas company engaged in the acquisition, exploration, exploitation, development and production of oil and natural gas.

In July 2018, the Company began a drilling program in the Austin Chalk formation. Fayette was formed to be an owner in the new wells drilled, and Service was formed to invest in gathering and facilities infrastructure.

RAM operates exclusively in the upstream segment of the oil and gas industry with activities including the drilling, completion, and operation of oil and natural gas wells. RAM conducts the majority of its operations in the state of Texas, with minor operations in the states of Arkansas, New Mexico and Oklahoma.

Risks and Uncertainties

Ukraine was invaded by Russia in February 2022, and subsequently western nations imposed sanctions on Russian goods and services. As a result of the conflict, markets in which the Company operates have experienced geopolitical instability, disruption and volatility. It is not possible at this time to predict or determine the ultimate consequence of the conflict in Ukraine, which could include, among other things, additional sanctions, embargoes, geopolitical shifts and other material adverse effects on macroeconomic conditions, financial markets and supply chains. While management is actively monitoring the foregoing events and its associated financial impact on the business, it is uncertain at this time as to the full magnitude that volatile and uncertain oil and natural gas prices will have on the financial condition and future results of operations.

2.
Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Holdings, its wholly-owned subsidiaries, RAM and Service, and RAM’s wholly-owned subsidiary, Fayette. All significant intercompany accounts and transactions have been eliminated in consolidation.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

Property and Equipment

The Company follows the full cost method of accounting for oil and natural gas properties. Under this method, all productive and nonproductive costs incurred in connection with the acquisition, exploration, and development of oil and natural gas reserves are capitalized. No gains or losses are recognized upon the sale or other disposition of oil and natural gas properties except in transactions that would significantly alter the relationship between capitalized costs and proved reserves. The costs of unproved oil and natural gas properties are excluded from the amortizable base until the time that either proven reserves are found or it has been determined that such properties are impaired. As properties become evaluated, the related costs are transferred to proved oil and natural gas properties.

Under the full cost method, the net book value of oil and natural gas properties may not exceed the estimated after-tax future net revenues from proved oil and natural gas properties, discounted at 10% (the “Ceiling Limitation”). In arriving at estimated future net revenues, estimated lease operating expenses, development costs, and certain production-related and ad valorem taxes are deducted.

In calculating future net revenues, prices and costs are held constant indefinitely, except for changes that are fixed and determinable by existing contracts. The net book value is compared to the Ceiling Limitation and the excess, if any, of the net book value above the Ceiling Limitation is charged to expense in the period in which it occurs and is not subsequently reinstated. At September 30, 2022, the net book value of the Company’s oil and natural gas properties did not exceed the Ceiling Limitation.

The costs directly associated with unevaluated oil and natural gas properties are not initially included in the amortization base and relate to unproved leasehold acreage, seismic data, wells and production facilities in progress and wells pending determination. Unevaluated leasehold costs are transferred to the amortization base once determination has been made or upon expiration of a lease. Geological and geophysical costs and cumulative drilling costs to date associated with a specific unproved property are transferred to the amortization base with the associated leasehold costs on a specific project basis. Costs associated with wells in progress and wells pending determination are transferred to the amortization base once a determination is made whether or not proved reserves can be assigned to the property. All costs included in the Company’s unproved property balance are assessed on a periodic basis for possible impairment or reduction in value. The assessment includes consideration of numerous factors, including intent to drill, remaining lease term, geological and geophysical evaluations, drilling results and activity, assignment of proved reserves and economic viability of development if proved reserves are assigned. Any impairments of unevaluated properties are transferred to the amortization base. The Company did not have any impairment of its unproved oil and gas properties for the year ended September 30, 2022.

Other property and equipment consists principally of furniture and equipment and leasehold improvements. Other property and equipment and related accumulated depreciation and amortization are relieved upon retirement or sale and the gain or loss is included in operations. Renewals and replacements that extend the useful life of property and equipment are treated as capital additions.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

Depreciation, Depletion and Amortization

All capitalized costs of oil and natural gas properties and equipment, including the estimated future costs to develop proved reserves, are amortized using the unit-of-production method based on total proved reserves. Depreciation of gathering assets and related facilities, and other equipment is computed on the straight-line method over the estimated useful lives of the assets, generally ranging from 3 to 30 years. Amortization of leasehold improvements is computed based on the straight-line method over the term of the associated lease or estimated useful life, whichever is shorter.

Depreciation, depletion and amortization of oil and natural gas properties for the year ended September 30, 2022 was $10.4 million.

Depreciation expense of other property and equipment for the year ended September 30, 2022 was approximately $729 thousand.

Cash and Cash Equivalents

All highly liquid unrestricted investments with a maturity of three months or less when purchased are considered to be cash equivalents.

Restricted Cash

At September 30, 2022, the Company had approximately $792 thousand in certificates of deposit held as collateral for letters of credit for the beneficiary of states for the purpose of plugging and abandonment costs of the wells in which the Company has an interest. Such amounts are classified as restricted cash in the accompanying consolidated balance sheet.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the consolidated statement of cash flows:

September 30,	2022

Cash and cash equivalents	$15,397,008
Restricted cash included in other long-term assets	792,312

Total cash, cash equivalents, and restricted
cash shown in the statement of cash flows	$16,189,320

Concentrations of Credit Risk

The Company sells oil and natural gas to various customers and participates with other parties in the drilling, completion and operation of oil and natural gas wells. Joint interest and oil and natural gas sales receivables related to these operations are generally unsecured. For the year ended September 30, 2022, 94% of total revenues and 88% of total receivables were from two customers. The Company provides an allowance for doubtful accounts for certain purchasers and certain joint interest owners’ receivable balances when the Company believes the receivable balance may not be collected. Accounts receivable are presented net of the related allowance for doubtful accounts. At September 30, 2022, the allowance for doubtful accounts was $5 thousand.

In 2022, the Company had cash deposits in certain banks that at times exceeded the maximum insured by the Federal Deposit Insurance Corporation. The Company monitors the financial condition of the banks and has experienced no losses on these accounts.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

General and Administrative Expenses

The Company receives fees for the operation of jointly owned oil and natural gas properties and records such reimbursements as reductions of general and administrative expenses. Such fees totaled approximately $0.4 million for the year ended September 30, 2022.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions that, in the opinion of management are significant, include oil and natural gas reserves which are utilized in the calculations of, depreciation, depletion and amortization related to oil and natural gas properties, asset retirement obligations and derivative instrument valuations. The Company evaluates its estimates and assumptions on a regular basis. Estimates are based on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Deferred Loan Costs

The Company capitalized certain costs incurred in connection with obtaining and amending its credit agreement, such as lender's fees and related attorney's fees. During the year ended September 30, 2022, the Company did not capitalize any deferred loan costs. Amortization related to debt issuance costs totaled $208,815 for the year ended September 30, 2022 and is included in interest expense. At September 30, 2022, the Company had $617,745 of debt issuance costs, respectively, which have been classified as a reduction to long-term debt.

Oil and Natural Gas Reserves Estimates

Independent petroleum and geological engineers prepare estimates of the Company’s oil and natural gas reserves. Proved reserves and the estimated future net revenues are estimated based upon a combination of historical data and estimates of future activity. Consistent with Topic 932 – Extractive Activities-Oil and Gas of the Codification, at September 30, 2022, the Company calculated its estimate of proved reserves using a twelve month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each period within the twelve-month period prior to the end of the reporting period. The reserve estimates are used in the assessment of the Company’s ceiling limitation and in calculating depreciation, depletion and amortization. Significant assumptions are required in the valuation of proved oil and natural gas reserves which, as described herein, may affect the amount at which oil and natural gas properties are recorded. Actual results could differ materially from these estimates.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made, and the associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depleted. The Company determines its asset retirement obligations on its oil and natural gas properties by calculating the present value of the estimated cash flows related to the estimated liability. Periodic accretion of the discount of the estimated liability associated with the Company’s oil and natural gas properties is recorded in the consolidated statement of operations.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

The Company recorded the following activity related to the asset retirement obligations:

Year Ended September 30,	2022

Liability for Asset Retirement Obligations,
Beginning of Year	$5,227,841
Accretion expense	457,838
Additions	88,963
Obligations for wells sold	(1,012,260)
Settlements	(1,213,955)
Changes in estimates	2,333,830

Liability for Asset Retirement Obligations,
End of Year	5,882,257

Less: Current asset retirement obligations	2,205,424

Long-Term Asset Retirement Obligations	$3,676,833

Revenue Recognition

The Company applies Accounting Standards Update ("ASU") No. 2019-09, Revenue from Contracts with Customers ("ASC 606"). See Note 3 - Revenue from Contracts with Customers.

Income Taxes

The Company is a limited liability company. Consequently, it is not a tax paying entity for federal income tax purposes. Accordingly, a provision for federal income taxes associated with the Company has not been recorded in the accompanying consolidated financial statements. The income or losses flow through to the member's individual or corporate tax returns in accordance with their ownership percentages.

The Company follows guidance issued by the FASB in accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the consolidated financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the consolidated financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. The Company had no uncertain tax positions as of September 30, 2022.

The Company records income tax-related interest and penalties, if applicable, as a component of the provision for income tax expense. There were no amounts recognized relating to interest and penalties in the consolidated statement of operations for the fiscal year ended September 30, 2022. Furthermore, none of the Company’s federal or state income tax returns are currently under examination by federal or state authorities. Fiscal year 2019 and forward remain subject to examination by federal and state authorities.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

3.
Revenue from Contracts with Customers

Oil and Natural Gas Sales Revenue

The Company enters into contracts with customers to sell its produced oil, natural gas and natural gas liquids and gas gathering services. Revenues for oil, gas and natural gas liquids are primarily generated in Texas. Revenue attributable to these contracts is recognized in accordance with the five-step revenue recognition model prescribed in ASC 606. Specifically, revenue is recognized at the point in time when the Company’s performance obligations under these contracts are satisfied, which generally occurs when control of oil, natural gas and natural gas liquids transfers to the customer and collectability of the consideration is considered probable. In accordance with ASC 606, the Company considers the following indicators of the transfer of control to determine the point in time at which control transfers to its customers: (i) the Company has a present right to payment for the asset; (ii) the customer has legal title to the product; (iii) the Company has transferred physical possession of the product; and (iv) the customer has the significant risks and rewards of ownership.

When the control of the product transfers to the customer differs depending on the contractual terms of each of the Company’s arrangements with its customers. This generally occurs at the wellhead. Transfer of control drives the presentation of transportation, gathering, processing, and other post-production expenses (“fees and other deductions”). Fees and other deductions incurred prior to control transfer are recorded within lease operating expenses in the consolidated statements of operations, while fees and other deductions incurred subsequent to the control transfer are recorded as a reduction of revenues.

The Company has two general categories under which oil and natural gas revenue is generated:

1)
The company sells oil production at or near the wellhead and receives an agreed-upon index price from the purchaser, net of basis, quality and transportation differentials. Under this arrangement, control transfers at or near the wellhead.

2) The Company sells unprocessed natural gas to a midstream processor at the inlet of the midstream processing entity’s system. The midstream processor gathers and processes the raw natural gas stream and remits proceeds to the Company from the ultimate sale of the processed natural gas liquids and residue gas to third parties. In such arrangements, the midstream processor obtains control of the product at the inlet and is considered the Company’s customer. Proceeds received for unprocessed gas under these arrangements are reflected as oil and natural gas revenues within the consolidated statements of operations and are recorded net of transportation and processing fees incurred by the midstream processor after control has transferred.

Significant judgments made in applying the guidance in ASC 606 relate to the point in time when control transfers to customers in gas processing arrangements with midstream processors. The Company does not believe that significant judgments are required with respect to the determination of the transaction price, including amounts that represent variable consideration, as volume and price carry a low level of estimation uncertainty given the precision of volumetric measurements and the use of index pricing with generally predictable differentials. Accordingly, the Company does not consider estimates of variable consideration to be constrained.

The Company’s performance obligations arise upon the production of produced oil, natural gas and natural gas liquids from wells in which the Company has an ownership interest. The performance obligations are considered satisfied upon control transferring to a purchaser at the wellhead, inlet,

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

or tailgate of the midstream processor’s processing facility, or other contractually specified delivery point. The time period between production and satisfaction of performance obligations is generally less than one day; thus, there are no material unsatisfied or partially unsatisfied performance obligations at the end of the reporting period.

Revenue is recorded in the month when performance obligations are satisfied. However, settlement statements from the purchasers of produced oil, natural gas and natural gas liquids and the related cash consideration are received 30 to 90 days after production has occurred. As a result, the Company must estimate the amount of production delivered to the customer and the consideration that will ultimately be received for sale of the product. Estimated revenue due to the Company is recorded within the accounts receivable line item on the accompanying consolidated balance sheet until payment is received. The accounts receivable balance from contracts with customers within the accompanying consolidated balance sheet as of September 30, 2022 was $5.2 million. To estimate accounts receivable from contracts with customers, the Company uses knowledge of its properties, historical performance, contractual arrangements, index pricing, quality and transportation differentials, and other factors as the basis for these estimates. Differences between estimates and actual amounts received for product sales are recorded in the month that payment is received from the purchaser. Revenue recognized for the year ended September 30, 2022 that related to performance obligations satisfied in prior reporting periods was immaterial.

Gas Gathering Revenue

The Company also provides natural gas gathering and compression services through its ownership interest in a gas gathering system. The Company’s gathering revenues are generated in Texas. For the provision of gas gathering and compression services, the Company collects its share of the gathering and compression fees per unit of gas serviced and recognizes gathering revenue over time using an output method based on units of gas gathered.

4.
Fair Value Measurements

There is a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy categorizes assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. The three levels are defined as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

The following table sets forth the assets and liabilities measured at fair value on a recurring basis, by level, as of September 30, 2022:

	As of September 30, 2022
	Level 1	Level 2	Level 3	Total

Derivative Asset
(Commodity Contracts)	$-	$56,023	$-	$56,023
Derivative Liability
(Commodity Contracts)	$-	$6,615,332	$-	$6,615,332

The Company estimates the fair value of its derivative instruments based on published forward commodity price curves as of the date of the estimate, less discounts to recognize present values. The Company estimated the fair value of its derivatives using a pricing model which also considered market volatility, counterparty credit risk and additional criteria in determining discount rates. The discount rate used in the discounted cash flow projections was based on published LIBOR rates, Eurodollar futures rates and interest swap rates. The counterparty credit risk was determined by calculating the difference between the derivative counterparty’s bond rate and published bond rates. A credit valuation adjustment (“CVA”) for the Company is incorporated into the derivative valuation when the overall derivative position with a counterparty is in a liability position. A CVA is calculated based on the spread between the Company’s credit curve and a risk-free rate.

At September 30, 2022, the carrying value of cash, restricted cash, receivables and payables reflected in the Company’s consolidated financial statements approximates fair value due to their short-term nature. The fair value of the Main Street Lending Program Loan approximates fair value due to the interest rate being reflective of market rates.

The Company’s non-financial assets and liabilities, which are initially measured at fair value, are comprised primarily of asset retirement obligations. These liabilities are recorded at fair value when acquired/incurred, but not re-measured at fair value in subsequent periods. The Company classifies such initial measurements as Level 3, since certain significant unobservable inputs are utilized in their determination. The fair value of additions to the asset retirement obligations and certain changes in the estimated fair value of the liabilities are measured using valuation techniques consistent with the income approach, converting future cash flows to a single discounted amount. Inputs to the valuation include: (1) estimated plug and abandonment cost based on a third-party study; (2) estimated remaining life of each field; (3) the Company’s credit-adjusted risk-free interest rate of 6.29%; and (4) the average inflation factor of 1.80%. These inputs require significant judgments and estimates by the Company’s management at the time of the valuation, and are the most sensitive and subject to change.

5.
Derivative Contracts

The Company periodically utilizes various hedging strategies to manage the price received for a portion of its future oil and natural gas production to reduce exposure to fluctuations in oil and natural gas prices and to achieve a more predictable cash flow.

During 2022, the Company entered into certain derivative contracts to manage the impact of oil and natural gas price fluctuations and as required by the terms of its credit facility. The Company did not designate these transactions as hedges. Accordingly, all gains and losses on the derivative instruments during 2022 have been recorded in the consolidated statement of operations.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

The Company’s derivative positions at September 30, 2022, consisting of costless collars and puts, are shown in the following table:

As of September 30, 2022
					Weighted	Weighted	Weighted
			Option	Notional	Average	Average	Average
Start Date	End Date	Commodity	Type	Quantity	Floor	Ceiling	Premium

11/1/2022	10/31/2024	Natural Gas	Collar	2,558,000 MMBTU	$2.059	$3.053	Costless
10/1/2022	12/31/2023	Crude Oil	Put	91,500 BBL	$29.011	N/A	$2.007

Gross fair values of the Company’s derivative instruments, prior to netting of assets and liabilities subject to a master netting arrangement, are as follows:

Derivative		Fair Value as of
Financial Instruments	Balance Sheet Location	September 30, 2022

Commodity Contracts	Current Assets - Derivative Assets	$31,569

Commodity Contracts	Noncurrent Assets - Derivative Assets	$24,454

Commodity Contracts	Current Liabilities - Derivative Liabilities	$(4,521,713)

Commodity Contracts	Long Term Liabilities - Derivative Liabilities	$(2,093,619)

Total Derivatives, net		$(6,559,309)

All of the gains and losses related to derivative contracts are recorded through the “Loss on derivative instruments” account in the consolidated statement of operations.

6.
Acquisitions and Divestitures

May 2022 Acquisition

In May 2022, the Company closed on the acquisition of certain mineral interest in Fayette County, Texas. The full cost pool was increased by the purchase price of $700 thousand.

July 2022 Disposition

In July 2022, the Company closed on the sale of certain oil and natural gas properties located in various counties in Texas. The Company received no proceeds, but was relieved of $1.0 million of plugging liability. The Company did not recognize a gain or loss on the sale as the divestiture did not significantly alter the relationship between capitalized costs and proved oil and gas reserves.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

7.
Long-Term Debt

Long-term debt consists of the following:

September 30,	2022

2020 Main Street Lending Program Loan	$42,080,153

Less: Current portion of long-term debt	6,312,023

Long-Term Debt	$35,768,130

Less: Deferred loan costs	617,745

Long-Term Debt, net	$35,150,385

Main Street Lending Program Loan Facility

On September 4, 2020, RAM, with Holdings, Fayette and Service, as guarantors, entered into a $40.8 million loan facility with the Main Street Lending Program and Vast Bank (the “Main Street Loan”). The Company used $26.5 million of the proceeds to repay the debt with a former lender and deferred loan costs.

Principal payments are due as follows:

Year Ending September 30,

2023	$6,312,023
2024	6,312,023
2025	29,456,107

$42,080,153

The Main Street Loan matures in 2025 and carries an interest rate of LIBOR plus 3%. Interest in the amount of $1.3 million was paid in-kind through September 4, 2021, as provided in the loan agreement. Interest payments are due on the 4th of each month thereafter. Principal is due as follows: 15% on September 4, 2023, 15% on September 4, 2024, and the remaining 70% on September 4, 2025. The weighted average interest rate was 3.92% during the year ended September 30, 2022.

The Main Street Loan is secured by liens on substantially all properties and assets of the borrowers. The loan agreement contains representations, warranties and covenants customary in transactions of this nature, including a financial covenant relating to a minimum debt service coverage ratio, calculated semi-annually. As of September 30, 2022, the Company was in compliance with its financial covenants.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

8.
Commitments and Contingencies

From time to time the Company may be involved in claims and litigation arising in the ordinary course of business. In the opinion of management, the outcome of all existing matters will not have a material adverse effect on the Company’s financial position or results of operations.

Leases

RAM leases office space and certain equipment under non-cancelable operating lease agreements that expire on various dates through 2024. Approximate future minimum lease payments as of September 30, 2022 are as follows (in thousands):

Year Ending September 30,

2023	$333
2024	24

$357

Rent expense of approximately $0.5 million was incurred under operating leases for the year ended September 30, 2022.

9.
Related Party Transactions

RAM made certain payments on behalf of an officer totaling $41 thousand in 2022, which are due to the Company as of September 30, 2022. As of September 30, 2022, the Company has outstanding receivables of $321 thousand due from the related party which is included in accounts receivable in the consolidated balance sheet.

10.
Subsequent Events

The Company evaluates events and transactions occurring after the balance sheet date and before the consolidated financial statements are available for issuance. Such events and transactions have been evaluated through December 22, 2022, the date the consolidated financial statements were available to be issued.